Lpath, Inc.

6335 Ferris Square, Suite A
San Diego, California 92121

September 25, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention:  Jeffrey P. Riedler, Assistant Director

Re:	Lpath, Inc.
Registration Statement on Form S-1, File No.: 333-153423

Dear Mr. Riedler:

Lpath, Inc. hereby requests acceleration of the effective time of the above-referenced registration statement to 4:30 p.m. on September 29, 2008 or as soon thereafter as is possible.

Lpath Inc. hereby acknowledges the following:

•                              should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                              the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Lpath, Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                              Lpath, Inc. may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

LPATH, INC.

By:	/s/ Gary Atkinson
Gary Atkinson
Chief Financial Officer